SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Kookmin Bank

(Translation of registrant's name into English)

9-1, 2-Ga, Namdaemun-Ro, Jung-Gu, Seoul, Korea 100-703

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No X

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-)

Resignation of a Non-Executive Director and Member of the Audit Committee

On 5th August 2002, Sunjae Cho (born in 1944) who is a member of the Audit Committee as well as a Non-Executive Director of Kookmin Bank has resigned voluntarily due to personal reason. He was appointed in the general shareholders' meeting held on 22nd March 2002.

Mr. Cho is currently chairman of the board of directors of the Korea Teachers Credit Union.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kookmin Bank
(Registrant)

Date: August 6, 2002

By: /s/ Jong-Kyoo Yoon
(Signature)

Name: Jong-Kyoo Yoon
Title: Executive Vice President & Chief Financial Officer